September 2, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz
                    Matthew Spitzer
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637
Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrown.com
Julie Anne Gillespie
Direct Tel (312) 701-7132
Direct Fax (312) 706-8328
jgillespie@mayerbrown.com

Re:	CDF Funding, Inc. Registration Statement on Form S-3 Filed May 1, 2009 File No. 333-158937
Dear Ms. Ravitz:
     On behalf of CDF Funding, Inc. (the “depositor”), we transmit for filing under the Securities Act of 1933, Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3, No. 333-158937. For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the Registration Statement as filed on May 1, 2009.
     In addition, the depositor has instructed us to provide each of the responses set forth below to the staff’s comments of May 28, 2009. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you. Please note that page number references in our responses below refer to the applicable page number in the marked copy of the amendment.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown llp
September 2, 2009

Response

The depositor confirms that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The following affiliate of the depositor has offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering: GE Dealer Floorplan Master Note Trust, CIK No. 0001290200.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than two business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

Response

The depositor confirms that, for each takedown, all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. The depositor confirms that the finalized agreements will be filed no later than two business days from the closing date of each takedown.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

The depositor confirms that it will file unqualified legal and tax opinions at the time of each takedown.

4.	Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

Response

The depositor has revised page S-45 of the prospectus supplement to include a separately captioned section disclosing any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing

Mayer Brown llp
September 2, 2009

entity or other transaction parties that would be material to investors.
Prospectus Supplement
Risk Factors, page S-13
5.	Please create a risk factor to discuss the general issues with respect to the ABS market and the specific issues with respect to the securitization of floorplan receivables, accounts receivable and asset-based lending receivables in light of the current credit market conditions.

Response

In response to this comment, the depositor has revised the first risk factor and added the second risk factor in the Risk Factors section on page S-14 of the prospectus supplement.
Description of Receivables in the Statistical Portfolio, page. S-19
6.	Please confirm that you will file a Form 8-K to disclose any variance of greater than five percent between the receivables balance disclosed in the statistical portfolio tables and the outstanding amount of receivables held by the trust as of the closing date.

Response

The depositor confirms that, in accordance with Item 6.05 of Form 8-K, the depositor will file an 8-K if any material pool characteristic of the actual asset pool at the time of issuance of the asset-backed securities differs by 5% or more (other than as a result of the pool assets converting into cash in accordance with their terms) from the description of the asset pool in the prospectus filed for the offering pursuant to Securities Act Rule 424, disclosing the information required to be disclosed by Item 6.05 of Form 8-K, including the information required by Items 1111 and 1112 of Regulation AB regarding the characteristics of the asset pool, and if applicable, the information required by Items 1108 and 1110 of Regulation AB regarding any new servicers or originators for the pool assets.
Static Pool Information, page S-25
7.	Please confirm that you will provide the static pool information location with any final 424(b) prospectus upon issuance of securities, and that the information will be freely accessible to the public. Please, further, confirm that you will provide all of the static pool information in response to Item 1105 of Regulation AB including, but not limited to, delinquency, cumulative loss and

Mayer Brown llp
September 2, 2009

prepayment data when it becomes available.

Response

The depositor confirms that it will provide the static pool information location with any final 424(b) prospectus upon issuance of securities, and that the information will be freely accessible to the public. Further, the depositor confirms that it will provide the static pool information required by Item 1105 of Regulation AB, including, but not limited to, delinquency, cumulative loss and prepayment date, unless the depositor determines in accordance with Item 1105 that such information is not material. The depositor notes that it has determined that (i) delinquency data is not material because delinquency data is not a predictive indicator of losses for the floorplan assets in the master trust, (ii) cumulative loss data by year of origination is not material to investors because the accounts included in the current asset pool were predominantly originated more than five years ago and (iii) prepayment data is not applicable to the master trust because the floorplan accounts are revolving accounts and there are no prepayments associated with the assets.
Base Prospectus
Inside Front Cover Page
8.	We note your disclosure that the terms of the series of notes may vary between the prospectus and the accompanying prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Response

The depositor has revised the inside front cover page of the base prospectus in response to this comment.
Signatures, S-1
9.	Please note that your signature page must include signatures from a majority of your board of directors. Please, accordingly, revise your signature page to include the appropriate signatures. If any of the executives on the signature page are also signing as directors, please make that clear.

Response

The depositor has revised the signature page in response to this comment and has included signatures from a majority of its board of directors.

Mayer Brown llp
September 2, 2009

     If you have any questions you would like to discuss, please do not hesitate to contact me at (312) 701-7132. Thank you for your attention to this matter.
Sincerely,
/s/ Julie Gillespie
Julie Gillespie
cc:   Fred Robustelli, Esq.